UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Macondray Capital Acquisition Corp. I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)

G5853A 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5853A 107	Schedule 13G

1	NAME OF REPORTING PERSON Macondray, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,997,500(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,997,500(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,997,500(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of 6,997,500 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Macondray Capital Acquisition Corp. I (the “Issuer”) acquirable upon conversion of 6,997,500 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of the Issuer and includes 1,078,125 Class B ordinary shares that Macondray, LLC (the “Sponsor”) has agreed to sell to the Issuer’s anchor investor in connection with the closing of the Issuer’s initial business combination.

(2)	Excludes 5,191,667 Class A ordinary shares issuable upon the exercise of 5,191,667 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G5853A 107	Schedule 13G

1	NAME OF REPORTING PERSON R. Grady Burnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,997,500(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,997,500(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,997,500(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 6,997,500 Class A ordinary shares acquirable upon conversion of 6,997,500 Class B ordinary shares owned directly by Sponsor and includes 1,078,125 Class B ordinary shares that Sponsor has agreed to sell to the Issuer’s anchor investor in connection with the closing of the Issuer’s initial business combination. R. Grady Burnett (“Mr. Burnett”) is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Mr. Burnett disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Excludes 5,191,667 Class A ordinary shares issuable upon the exercise of 5,191,667 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G5853A 107	Schedule 13G

1	NAME OF REPORTING PERSON W. Lance Conn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,997,500(1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,997,500(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,997,500(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 6,997,500 Class A ordinary shares acquirable upon conversion of 6,997,500 Class B ordinary shares owned directly by Sponsor and includes 1,078,125 Class B ordinary shares that Sponsor has agreed to sell to the Issuer’s anchor investor in connection with the closing of the Issuer’s initial business combination. W. Lance Conn (“Mr. Conn”) is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Mr. Conn disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Excludes 5,191,667 Class A ordinary shares issuable upon the exercise of 5,191,667 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 1(a).	Name of Issuer:

Macondray Capital Acquisition Corp. I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2995 Woodside Road, Suite 250

Woodside, CA 94062

Item 2(a).	Name of Person Filing:

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) the Sponsor, (ii) Mr. Burnett, a managing member of Sponsor, and (iii) Mr. Conn, a managing member of Sponsor (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(c).	Citizenship:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G5853A 107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

The following information is provided as of December 31, 2021.

Sponsor has shared voting and shared dispositive power with respect to 6,997,500 Class A ordinary shares, acquirable by Sponsor upon conversion of 6,997,500 Class B ordinary shares held directly by Sponsor. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment. Mr. Burnett has shared voting and shared dispositive power with respect to 6,997,500 Class A ordinary shares acquirable by Sponsor upon conversion of 6,997,500 Class B ordinary shares of the Issuer held directly by Sponsor. Mr. Conn has shared voting and shared dispositive power with respect to 6,997,500 Class A ordinary shares acquirable by Sponsor upon conversion of 6,997,500 Class B ordinary shares of the Issuer held directly by Sponsor.

The following sets forth the beneficial ownership of the Class A ordinary shares by each of the Reporting Persons as of December 31, 2021:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 6,997,500 Class A ordinary shares;

(ii)	Mr. Burnett is the beneficial owner of 6,997,500 Class A ordinary shares; and

(iii)	Mr. Conn is the beneficial owner of 6,997,500 Class A ordinary shares.

(b)	Percent of class:

(i)	19.6% for Sponsor;

(ii)	19.6% for Mr. Burnett; and

(iii)	19.6% for Mr. Conn.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 28,750,000 Class A ordinary shares reported to be outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 22, 2021, and assuming the conversion of the 6,997,500 Class B ordinary shares beneficially owned by the Reporting Persons for an equal number of Class A ordinary shares.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0 Class A ordinary shares for Sponsor;

0 Class A ordinary shares for Mr. Burnett; and

0 Class A ordinary shares for Mr. Conn.

(ii)	Shared power to vote or to direct the vote:

6,997,500 Class A ordinary shares for Sponsor;

6,997,500 Class A ordinary shares for Mr. Burnett; and

6,997,500 Class A ordinary shares for Mr. Conn.

(iii)	Sole power to dispose or to direct the disposition of:

0 Class A ordinary shares for Sponsor;

0 Class A ordinary shares for Mr. Burnett; and

0 Class A ordinary shares for Mr. Conn.

(iv)	Shared power to dispose or to direct the disposition of:

6,997,500 Class A ordinary shares for Sponsor;

6,997,500 Class A ordinary shares for Mr. Burnett; and

6,997,500 Class A ordinary shares for Mr. Conn.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Macondray LLC

By:	/s/ R. Grady Burnett
Name:	R. Grady Burnett
Title:	Managing Member

/s/ R. Grady Burnett
R. Grady Burnett

/s/ W. Lance Conn
W. Lance Conn

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2022, by and among Macondray, LLC, R. Grady Burnett and W. Lance Conn.

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

Name of Person Filing	Principal Business Office Address	Place of Organization

Macondray, LLC	2995 Woodside Road, Suite 250 Woodside, CA 94062	Delaware limited liability company
R. Grady Burnett	2995 Woodside Road, Suite 250 Woodside, CA 94062	United States citizen
W. Lance Conn	2995 Woodside Road, Suite 250 Woodside, CA 94062	United States citizen